UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD SPECIALIZED DISCLOSURE REPORT

EXFO Inc. (Exact name of the registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	000-30895 (Commission File Number)	98-0131231 (IRS Employer Identification No.)

400 Godin Avenue, Quebec, Quebec, Canada (Address of principal executive offices)		G1M 2K2 (Postal code)

Benoit Ringuette, 418-683-0211 (Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
__X__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2016 is filed herewith as Exhibit 1.01 and incorporated herein by reference. The Conflict Minerals Report is also publicly available on EXFO Inc.'s Internet website at http://investors.exfo.com/sec.cfm.

Section 2 — Exhibits
Item 2.01 Exhibits
Exhibit 1.01 Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
EXFO Inc.
(Registrant)
/s/ Luc Gagnon	May 26, 2017
By: Luc Gagnon, Vice-President, Manufacturing Operations and Global Services	(Date)